THIRD AMENDMENT TO

ADMINISTRATION AGREEMENT

WHEREAS, The Investment House Funds, an Ohio business trust (the "Trust"), and Ultimus Fund Solutions, LLC ("Ultimus"), an Ohio limited liability company, have entered into an Administration Agreement originally dated as of December 17, 2001 and any amendments thereto (the "Agreement");

WHEREAS, the parties agree to amend the Agreement;

NOW, THEREFORE, effective October 1, 2018, the Trust and Ultimus agree to amend the Agreement as follows:

1. Section 1(t) of the Agreement is deleted and replaced with the following:

1.	RETENTION OF ULTIMUS.

(t) provide assistance in the adoption and maintenance of a Liquidity Risk Management Program which meets the requirements of Rule 22e-4 under the 1940 Act.

(u) furnish advise and recommendations with respect to other aspects of the business and affairs of the Trust as the Trust and Ultimus shall determine desirable.

2. The first paragraph of Section 6 of the Agreement is deleted in its entirety and replaced with the following:

The term of this Agreement shall be extended through September 30, 2020, unless earlier terminated by either party hereto as provided hereunder. Thereafter, unless otherwise terminated as provided herein, this Agreement shall be renewed automatically for successive one-year periods.

3. Schedule B of the Agreement, as amended in the Second Amendment to the Agreement, is hereby further amended to read as follows:

FEES

Pursuant to Article 4, in consideration of services rendered and expenses assumed pursuant to this Agreement, the Trust will pay Ultimus on the first business day after the end of each month, or at such time(s) as Ultimus shall request and the parties hereto agree, a fee computed with respect to each Portfolio as follows:

Administration Fee
Average net assets up to $100 million	.100%
Average net assets $100,000,001 to $250 million	.075%
Average net assets over $250 million	.050%

The fee will be subject to a monthly minimum of $4,000 with respect to each Portfolio.

There are no additional fees related to the services provided by Ultimus as described in Section 1(t) above.

In addition to the above fees, the Trust will reimburse Ultimus for certain out-of-pocket expenses incurred on the Trust’s behalf, including but not limited to, travel expenses to attend Board meetings and any other expenses approved by the Trust. The Trust will be responsible for its normal operating expenses, such as federal and state filing fees, insurance premiums, typesetting and printing of the Trust’s public documents, and fees and expenses of the Trust’s other vendors and providers.

4. Except as set forth in this Amendment, the Agreement is unaffected and shall continue in full force and effect in accordance with its terms. If there is a conflict between this Amendment and the Agreement, the terms of this Amendment will prevail.

5. This Amendment may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

The Parties have duly executed this Amendment as of October 1, 2018.

THE INVESTMENT HOUSE FUNDS	ULTIMUS FUND SOLUTIONS, LLC

By: /s/Tim Wahl	By: /s/Mark J Seger

Name: Tim Wahl	Name: Mark J Seger

Title: President	Title: CEO

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